EXHIBIT 2
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Denison Mines Corp. (the “Corporation”) 595 Bay Street, Suite 402 Toronto, ON M5G 2C2

2.	Date of Material Change:

November 25, 2008

3.	News Release:

The news release reporting the material change, a copy of which is attached hereto, was released by the Corporation on through the facilities of Marketwire.

4.	Summary of Material Change:

The Corporation announced that the joint venture partners in the Midwest development, which includes AREVA (69.16%), the Corporation (25.17%) and OURD (5.67%), have decided to postpone the project. The Corporation also announced the temporary closure of the Tony M mine in Ticaboo, Utah

5.	Full Description of Material Change:

Denison Mines Corp. announced today that the owners of the Midwest joint venture consisting of AREVA (69.16%), OURD (5.67%) and Denison (25.17%) have determined that the development of the Midwest Project will be postponed due to current economic conditions. The status of the project will be reviewed every six months.

The postponement is a result of the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating costs and the current market for uranium. Based on current estimates, capital costs have increased approximately 50% from the previous estimate of Cdn$435 million. Efforts to optimize the capital expenditures will continue to be made.

The Midwest partners have decided to complete the environmental assessment for the project, which has been ongoing since December 2005 and to complete the engineering for the Midwest site. This will enable the project to be advanced to the stage that it is ready to be developed quickly when the economic conditions improve. Total joint venture expenditures on Midwest are expected to be Cdn$12.4 million in 2009.

Postponement of the Midwest project will have no impact on Denison’s recently announced 2009 Canadian production guidance of 750,000 pounds U3O8.

Denison is also announcing the temporary closure of the Tony M mine located in Ticaboo, Utah due to the current economic situation, including the current uranium market. The mine will be put on care and maintenance and will be maintained in a state to resume mining operations quickly when uranium prices improve or Denison is able to obtain favourable uranium contracts for the Tony M production.

Denison’s expected U.S. uranium production for 2009 will be reduced by approximately 200,000 pounds to be between 1.2 and 1.6 million pounds as a result of the suspension of operations at Tony M. Vanadium production in the United States is unchanged and is expected to be between 2.6 and 3.2 million pounds.

Denison is also significantly reducing its expected exploration and capital expenditures in 2009. Exploration expenditures in Canada are estimated at Cdn$5.1 million and US$1.6 million in the United States. In Mongolia, the Company is anticipating spending US$5.0 million to advance the projects, and in Zambia, US$3.0 million is expected to be spent to complete the Detailed Feasibility Study and secure the mining licence. The impact on Denison’s uranium production beyond 2010 is uncertain.

Denison’s operating capital expenditures for 2009 are currently estimated at US$10.0 million at the White Mesa mill, including US$5.0 million for the alternate feed circuit, approximately US$9.0 million for the U.S. mining properties and Cdn$8.6 million at McClean Lake in Canada.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

None

8.	Executive Officer:

For further information, please contact E. Peter Farmer, Chief Executive Officer of the Corporation, at the above-mentioned address or at (416) 979-1991.

9.	Date of Report:

November 28, 2008